UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the year ended December 31, 1996

OR

[  ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES	EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ___________________ to ____________________

Commission file number_______________________________________________

Zebra Technologies Corporation Profit Sharing and Savings Plan
333 Corporate Woods Parkway, Vernon Hills, Illinois  60061
Registrant's telephone number including area code:  (847)634-6700

(Name and Address of Issuer)

Zebra Technologies Corporation
333 Corporate Woods Parkway, Vernon Hills, Illinois  60061

This document consists of ___ pages.

Independent Auditors' Report

The Plan's Trustees
Zebra Technologies Corporation	Profit Sharing and Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Zebra Technologies Corporation Profit Sharing and Savings Plan (the Plan) as of December 31, 1995 and 1996, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1996, and the changes in net assets available for benefits for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in schedules 1 and 2 is presented for the purpose of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


May 23, 1997                                           KPMG Peat Marwick LLP

ZEBRA TECHNOLOGIES CORPORATION
PROFIT SHARING AND SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 1995 and 1996

                                                       1995           1996
Assets:
Investments, at fair value:
  Strong Government Securities Fund               $ 1,437,869      1,609,089
  Alex Brown Money Market Fund                        714,044        593,914
  AIM Constellation Fund                            1,562,080      2,372,191
  AIM Value Fund                                    1,260,095      1,833,144
  GAM International Fund                            1,143,326      1,512,365
  MAS Value Fund                                    2,181,704      3,175,161
  Zebra Technologies Corporation Common Stock Fund    161,602        165,191
  Participant loans receivable                        389,695        502,854
Total investments                                   8,850,415     11,763,909

Receivables:
  Employer contributions                              452,782        499,448
  Participant contributions                            18,114         82,664
  Miscellaneous                                         2,119              -

Total receivables                                     473,015        582,112

  Cash and cash equivalents                            68,628         32,266

Net assets available for benefits                 $ 9,392,058     12,378,287

See accompanying notes to financial statements.

ZEBRA TECHNOLOGIES CORPORATION
PROFIT SHARING AND SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 1994, 1995 and 1996

                                        1994          1995          1996
Additions to net assets
 attributed to:
Investment income:
  Interest                           $  17,261        25,128        68,082
  Dividends                            138,740       354,682       472,709
  Realized gain (loss)
    on investments                   (713,797)     1,360,439        17,914
  Unrealized appreciation
   (depreciation) of investments       336,446     (211,329)       809,115

                                     (221,350)     1,528,920     1,367,820

Participant contributions
 (including rollovers)                 809,804     1,039,973     1,261,952
Employer 401(k) contributions          276,761       328,939       427,927
Employer profit sharing
 contributions                         377,451       452,782       499,448

Total additions                      1,242,666     3,350,614     3,557,147

Deductions from net assets attributed to:
  Administrative expenses               23,547        27,541             -
  Benefits paid to participants        180,329       723,249       570,918

Total deductions                       203,876       750,790       570,918

Net increase                         1,038,790     2,599,824     2,986,229

Net assets available for benefits:
Beginning of year                    5,753,444     6,792,234     9,392,058
End of year                        $ 6,792,234     9,392,058    12,378,287

See accompanying notes to financial statements.

ZEBRA TECHNOLOGIES CORPORATION
PROFIT SHARING AND SAVINGS PLAN
Notes to Financial Statements
December 31, 1994, 1995 and 1996

(1)	Description of Plan

The following description of the Zebra Technologies Corporation Profit Sharing and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

 	General

The Plan is a defined contribution plan covering eligible employees of Zebra Technologies Corporation (the Company) subject to certain service requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

 	Contributions

Participants may contribute 1% to 15% of eligible compensation on a pretax basis within certain specified limitations. The Plan permits discretionary contributions by the Company. During 1994, 1995, and 1996, the Company contributed approximately $377,000, $453,000, and $499,000, respectively, to the profit sharing portion of the Plan and approximately $277,000, $329,000, and $428,000, respectively, to the savings portion (401(k)) of the Plan. As of January 1, 1996, participants are able to allocate their funds among any combination of the following:

  AIM Constellation Fund
  AIM Value Fund
  Alex Brown Money Market Fund
  GAM International Fund
 	MAS Value Fund
 	Strong Government Securities Fund
  Zebra Technologies Corporation Common
		Stock Fund (limited to 10% of contributions)

ZEBRA TECHNOLOGIES CORPORATION
PROFIT SHARING AND SAVINGS PLAN
Notes to Financial Statements
During 1994, 1995 and 1996, participant and employer contributions by fund were as follows:

                                                 	1994      1995       1996
Participant directed:
	Berger 100 Fund                            	$ 220,332	  177,558	         -
	Monetta Fund                                  	72,995   	50,542         	-
	Janus Funds                                   151,618  	119,780	         -
	Financial Industrial Fund                    	131,640 	  79,089         	-
	USAA Income Fund                              	90,575   	59,615          -
	Strong Government Securities Fund            	111,162	  141,905	   232,895
	Alex Brown Money Market Fund                  	31,482   	90,550    	84,238
	Warburg Pincus Int. Equity Fund                     -   	12,903          -
	AIM Constellation Fund	                             -  	115,915   	406,551
	AIM Value Fund	                                     -   	88,360	   319,418
	GAM International Fund	                             -   	67,515    205,920
	MAS Value Fund	                                     - 	 105,269    309,415
	Zebra Technologies Corporation Common
	    Stock Fund	                                     -   	25,122	    48,778
Nonparticipant directed
     company managed funds                     654,212  	687,571          -
Profit sharing contribution receivable	              -   	     -   	499,448
Due from participants	                               -   	     -    	82,664

Total participant and employer
      contributions	                        $ 1,464,016	1,821,694 2,189,327

	Number of Participants

As of December 31, 1996 there were a total of 456 participants in the Plan. The number of participants under each investment program were as follows:

Strong Government Securities Fund                                 275
Alex Brown Money Market Fund                                      195
AIM Constellation Fund                                            377
AIM Value Fund                                                    353
GAM International Fund                                            306
MAS Value Fund                                                    330
Zebra Technologies Corporation Common Stock Fund                  172

ZEBRA TECHNOLOGIES CORPORATION
PROFIT SHARING AND SAVINGS PLAN
Notes to Financial Statements

Vesting

Participant contributions (plus actual earnings thereon) vest immediately. Employer contributions vest as follows:

                 Completed
              years of service                Vested percentage
	                  	1                                20%
	                  	2                                40
	                  	3                                60
	                  	4                                80
		                  5 or more                       100

  Payment of Benefits

Payment of benefits shall, in every case, be in the form of a lump sum.

		Hardship/Withdrawals

Participants may withdraw funds from their savings contribution account after meeting certain criteria as defined in the Plan. The minimum hardship distribution is $1,000.

		Loans to Participants

Loans are available to plan participants at the prime interest rate (as published by American National Bank of Chicago), under limited circumstances as described in the Plan. Loans to plan participants are secured by their vested balance in the Plan and may not exceed the lesser of 50% of their vested balance or $50,000.

		Termination of the Plan

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time, subject to the provisions of ERISA.

		Reclassifications

Certain amounts included in the 1994 financial statements have been reclassified to conform to the method of presentation adopted in 1995 and 1996.

ZEBRA TECHNOLOGIES CORPORATION
PROFIT SHARING AND SAVINGS PLAN
Notes to Financial Statments

(2)	Summary of Significant Accounting Policies

 	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and the changes in those net assets.

		Investments

Investments are maintained in independent funds which are managed by the respective funds' money managers and overseen by the Plan's trustees. Investments are carried at fair value plus accrued interest/dividends.

		Contributions

Participants' contributions are recognized by the Plan when withheld from the participants by the Company.

  Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions from net assets during the reporting period. Actual results could differ from those estimates.

(3)	Federal Income Taxes

The Plan has received a favorable determination letter from the Internal Revenue Service, dated August 17, 1993, indicating that it is qualified under Section 401(a) of the Internal Revenue Code and therefore the related trust is exempt from tax under Section 501(a) of the Internal Revenue Code. The Plan's trustees are not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

(4)	Administrative Expenses

Amounts forfeited by participants are used to offset administrative expenses of the Plan. To the extent administrative expenses exceed forfeitures, administrative expenses are paid by the Company.

(5)	Net Assets of Inactive Participants

At December 31, 1996, net assets available for benefits included $82,248 of 100% vested account balances of inactive participants who have terminated or retired and who have requested distribution but have not yet been paid.

ZEBRA TECHNOLOGIES CORPORATION
PROFIT SHARING AND SAVINGS PLAN
Notes to Financial Statements

(5)  Fund Information

Separate fund information for the years ended December 31, 1994, 1995, and 1996 is shown below:

                      Net Assets                               Admin-
                         at           Contri-     Benefits    istrative
                     Jan. 1, 1994     butions      paid        expenses
Participation directed:

Berger 100 Fund      $ 671,057       220,332     (30,218)           -
Monetta Fund           259,754        72,995     (17,053)           -
Janus Funds            744,294       151,618     (24,364)           -
Financial
 Industrial Fund       516,078       131,640     (12,577)           -
USAA Income Fund       558,157        90,575     (10,335)           -
Strong Government
 Securities Fund       327,412       111,162     (10,024)           -
Alex Brown Money
  Market Fund           10,174        31,482      (1,160)           -
Participant Loans
  Receivable           299,945             -           -            -
Nonparticipant
 Directed Company
 Managed Fund        2,037,013        276,761    (74,598)     (23,547)

Total Investment
 Funds               5,423,884      1,086,565   (180,329)     (23,547)

Profit Sharing
 Contribution
 Receivable            292,802        377,451          -             -

Miscellaneous
 Receivables                 -              -          -             -
Cash and Cash
 Equivalents           36,758               -          -             -

Total Assets Available
 for Benefits      $ 5,753,444      1,464,016   (180,329)     (23,547)

ZEBRA TECHNOLOGIES CORPORATION
PROFIT SHARING AND SAVINGS PLAN
Notes to Financial Statements

(5) Fund Information

Separate fund information for the years ended December 31, 1994, 1995, 1996 is shown below:

                                        Net
                                     realized and
                                     unrealized
                                     appreciation     Loans,     Net assets
                       Investment   (depreciation)   transfers,      at
                         income      in fair value   and misc.   Dec. 31, 1994

Participation directed:
Berger 100 Fund        $     -          (41,931)      188,973       1,008,213
Monetta Fund              1,114         (18,106)     (13,326)         285,378
Janus Funds                 373          (9,401)       10,905         873,425
Financial Industrial
  Fund                   22,283         (50,780)       17,673         624,317
USAA Income Fund         31,882         (54,833)    (179,626)         435,820
Strong Government
 Securities Fund         20,024         (31,249)     (89,912)         330,413
Alex Brown Money Market
 Fund                     3,077                -       41,327          84,900
Participant Loans
 Receivable              17,261                -     (33,756)         283,450
Nonparticipant Directed
 Company Managed Fund    59,987         (171,051)     269,929       2,374,494

Total Investment Funds  156,001         (377,351)     215,187       6,300,410

Profit Sharing
 Contribution Receivable     -                 -     (292,802)        377,451
Miscellaneous Receivables    -                 -           320            320
Cash and Cash Equivalents    -                 -        77,295        114,053

Total Assets Available
 for Benefits        $ (23,547)          156,001     (377,351)      6,792,234

ZEBRA TECHNOLOGIES CORPORATION
PROFIT SHARING AND SAVINGS PLAN
Notes to Financial Statements


                       Net assets                               Admin-
                          at         Contri-      Benefits      istrative
                      Jan. 1, 1995   butions       paid         expenses
Participant directed:
Berger 100 Fund       $ 1,008,213    177,558     (163,648)            -
Monetta Fund              285,378     50,542      (83,197)            -
Janus Funds               873,425    119,780     (173,883)            -
Financial Industrial
 Fund                     624,317     79,089      (25,237)            -
USAA Income Fund          435,820     59,615       (7,369)            -
Strong Government
 Securities Fund          330,413    141,905      (33,015)            -
Alex Brown Money
 Market Fund               84,900     90,550       (3,691)            -
Warburg Pincus
 International
 Equity Fund                    -     12,903          (72)            -
AIM Constellation Fund          -    115,915             -            -
AIM Value Fund                  -     88,360             -            -
GAM International Fund          -     67,515             -            -
MAS Value Fund                  -    105,269             -            -
Zebra Technologies
 Corporation Common
 Stock Fund                     -     25,122             -            -
Participant Loans
 Receivable               283,450          -        (1,711)           -
Nonparticipant Directed
 Company Managed Fund   2,374,494    234,789      (231,426)     (27,541)
Total Investment Funds  6,300,410  1,368,912      (723,249)     (27,541)
Profit Sharing
 Contribution Receivable  377,451    452,782              -            -

Due from Participants           -          -              -            -
Miscellaneous Receivables     320          -              -            -
Cash and Cash Equivalents 114,053          -              -            -
Total Assets Available
 for Benefits         $ 6,792,234  1,821,694      (723,249)      (27,541)


ZEBRA TECHNOLOGIES CORPORATION
PROFIT SHARING AND SAVINGS PLAN
Notes to Financial Statements


                                      Net
                                  realized and
                                  unrealized
                                  appreciation       Loans,       Net assets
                    Investment   (depreciation)     transfers,       at
                      income     in fair value      and misc.    Dec. 31, 1995
Participant directed:
Berger 100 Fund       $     -          204,058     (1,226,181)             -
Monetta Fund                -           83,292       (336,015)             -
Janus Funds                 -          206,277     (1,025,599)             -
Financial Industrial
 Fund                  10,000           91,552       (779,721)             -
USAA Income Fund       22,684           48,383       (559,133)             -
Strong Government
 Securities Fund       33,783           61,362        903,421      1,437,869
Alex Brown Money
 Market Fund           35,896                -        506,389        714,044
Warburg Pincus
 International
 equity fund              944           33,126        (46,901)             -
AIM Constellation fund 48,535          (80,313)      1,477,943     1,562,080
AIM Value Fund         71,562          (67,122)      1,167,295     1,260,095
GAM International
 Fund                  49,654             (643)      1,026,800     1,143,326
MAS Value Fund         12,404            69,083      1,994,948     2,181,704
Zebra Technologies
 Corporation Stock
 Fund                       -            18,931        117,549       161,602
Paticipant Loans
 Receivable             25,128                -         82,828       389,695
Nonparticipant
 Directed Company
 Managed Fund           69,220           481,124    (2,900,660)            -
Total Investment
 Fund                  379,810         1,149,110       402,963     8,850,415
Profit Sharing
 Contribution Receivable     -                 -      (377,451)      452,782
Due from Participants        -                 -         18,114       18,114
Miscellaneous Receivables    -                 -          1,799        2,119
Cash and Cash Equivalents    -                 -       (45,425)       68,628
Total Assets Available
 for Benefits         $ 379,810         1,149,110             -    9,392,058

ZEBRA TECHNOLOGIES CORPORATION
PROFIT SHARING AND SAVINGS PLAN
Notes to Financial Statements


                        Net assets                              Admin-
                           at           Contri-    Benefits    istrative
                       Jan. 1, 1996     butions      paid       expenses
Strong Government
 Securities Fund      $ 1,437,869       232,895          -             -
Alex Brown Money
 Market Fund              714,044        84,238    (4,874)             -
AIM Constellation Fund  1,562,080       406,551          -             -
AIM Value Fund          1,260,095       319,418          -             -
GAM International Fund  1,143,326       205,920          -             -
MAS Value Fund          2,181,704       309,415          -             -
Zebra Technologies
 Corporation Common
 Stock Fund               161,602        48,778          -             -
Participant Loans         389,695             -    (48,700)            -
Total Investment Funds  8,850,415     1,607,215    (53,574)            -
Profit Sharing
 Contribution Receivable  452,782       499,448          -             -
Due from Participants      18,114        82,664          -             -
Miscellaneous Receivables   2,119             -          -             -
Cash and Cash Equivalents  68,628             -   (517,344)            -
Total Assets Available
 for Benefits         $ 9,392,058     2,189,327   (570,918)            -

ZEBRA TECHNOLOGIES CORPORATION
PROFIT SHARING AND SAVINGS PLAN
Notes to Financial Statements


                                         Net
                                     realized and
                                     unrealized
                                     appreciation     Loans,      Net assets
                      Investment    (depreciation)   transfers,       at
                        income      in fair value    and misc.   Dec. 31, 1996

Strong Government
 Securities Fund       $  78,611         (41,388)       (98,898)   1,609,089
Alex Brown Money Market
 Fund                     36,547             (48)      (235,993)     593,914
AIM Constellation Fund    75,306          228,736         99,518   2,372,191
AIM Value Fund            87,985          138,084         27,562   1,833,144
GAM International Fund     5,720          111,812         45,587   1,512,365
MAS Value Fund           221,322          448,127         14,593   3,175,161
Zebra Technologies
 Corporation Common
 Stock Fund                     -        (58,294)         13,105     165,191
Participant Loans          33,344               -        128,515     502,854
Total Investments
 Funds                    538,835         827,029         (6,011)  11,763,909
Profit Sharing
 Contribution
 Receivable                     -                -       (452,782)    499,448
Due from Participants           -                -        (18,114)     82,664
Miscellaneous Receivables       -                -         (2,119)          -
Cash and Cash Equivalents   1,956                -         479,026     32,266
Total Assets Available
 for Benefits             540,791          827,029              -  12,378,287


                                                                 Schedule 1
ZEBRA TECHNOLOGIES CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Item 27a - Schedule of Assets Held for Investment Purposes
December 31, 1996

                                                                Fair
     Description                                Cost            value
Strong Government Securities Fund           $ 1,647,454       1,609,089
Alex Brown Money Market Fund                    593,914         593,914
AIM Constellation Fund                        2,243,437       2,372,191
AIM Value Fund                                1,765,067       1,833,144
GAM International Fund                        1,402,097       1,512,365
MAS Value Fund                                2,904,404       3,175,161
Zebra Technologies Corporation
  Common Stock Fund                             197,077         165,191
Participant Loans (interest rates
  ranging from 5% to 12%)                       502,854         502,854

Total assets held for investment purposes  $ 11,256,304      11,763,909

See accompanying independent auditors' report.

                                                              Schedule 2
ZEBRA TECHNOLOGIES CORPORATION
PROFIT SHARING AND SAVINGS PLAN
Schedule of Reportable Transactions
Year ended December 31, 1996


     Description      Purchase       Selling     Expenses incurred with trades
     of security       price          price      Purchases    Sales    Total
Strong Government
 Securities Fund:
  85 purchases       $ 467,440             -
  65 sales                   -       248,194

Alex Brown Money
 Market Fund:
  100 purchases        986,818             -
  77 sales                   -       306,442

AIM Constellation
 Fund:
  101 purchases        954,234             -
  66 sales                   -       336,012

AIM Value Fund:
  101 purchases        718,920             -
  64 sales                   -       255,774

GAM International Fund:
  101 purchases        425,233             -
  62 sales                   -       146,742

MAS Value Fund:
  115 purchases        825,654             -
  63 sales                   -       245,995


See accompanying independent auditor's report.

                                                             Schedule 2
ZEBRA TECHNOLOGIES CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Schedule of Reportable Transactions

Year ended December 31, 1996


                                                 Current
                                                 value of
                                                 asset on
     Description              Cost of           transaction        Net gain
     of security              security             date             (loss)
Strong Government
 Securities Fund:
  85 purchases                 467,440            467,440               -
  65 sales                     257,855            248,194           (9,661)

Alex Brown Money Market Fund:
  100 purchases                986,818            986,818               -
  77 sales                     306,490            306,442              (48)

AIM Constellation Fund:
  101 purchases                954,234            954,234               -
  66 sales                     316,255            336,012             19,757

AIM Value Fund:
  101 purchases                718,920            718,920               -
  64 sales                     252,940            255,774              2,834

GAM International Fund:
  101 purchases                425,233            425,233               -
  62 sales                     149,307            146,742             (2,565)

MAS Value Fund:
  115 purchases                825,654            825,654               -
  63 sales                     232,428            245,995              13,567

See accompanying independent auditor's report.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan's trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            Zebra Technologies Corporation
                                            Profit Sharing and Savings Plan

June 27, 1997                             		By:   /s/ Edward Kaplan
                                                      Edward Kaplan
                                                      Plan Trustee